Exhibit 99.1

BioNTech to Acquire GMP Manufacturing Site to Expand COVID-19 Vaccine Production Capacity in First Half 2021

•	Facility will become one of the largest mRNA manufacturing sites in Europe and the third site in the BioNTech manufacturing network in Germany expected to produce BNT162 for global supply
•	Expected to be fully operational in the first half 2021 with an annual production capacity up to 750 million doses of potential COVID-19 vaccine
•	Rapid transition expected due to well-established biotechnology drug substance and drug product manufacturing equipment as well as an experienced team
•	BioNTech will take over the entire site with currently approximately 300 employees, enabling a rapid transition to BNT162 production upon transaction closing

MAINZ, Germany, September 17, 2020 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today announced the signing of a share purchase agreement with Novartis AG, Basel / Switzerland to acquire their GMP certified manufacturing facility in Marburg, Germany. The manufacturing site will expand BioNTech’s COVID-19 vaccine production capacity by up to 750 million doses per year, or over 60 million doses per month, once fully operational. The transaction is expected to close in the fourth quarter of 2020. The Company plans to be able to produce up to 250 million doses of BNT162b2 in the first half of 2021, thanks to the established team and well-established drug substance and drug product manufacturing capabilities at the site.

The Marburg production site is a state-of-the-art, multi-platform GMP certified manufacturing facility that currently employs approximately 300 people. It is fully equipped for the production of recombinant proteins as well as cell and gene therapies, and holds cell culture labs and viral vector production capabilities, with further potential for long-term growth and expansion. Novartis has significantly invested in the site over the past five years, which is located in a life science industry park that is home to more than 10 companies with 6,000 employees in total, and also provides an excellent infrastructure for the Company. The industrial park is located within one hour from the Frankfurt airport and within 90 minutes from BioNTech’s headquarters in Mainz, Germany.

“This acquisition reflects BioNTech’s commitment to significantly expanding its manufacturing capacity in order to supply a potential vaccine worldwide upon authorization or approval. We are working closely with Novartis to prepare for a smooth transition, and we look forward to welcoming the new members of our team and tapping into their impressive skills and expertise. From a strategic standpoint, the new site will bolster our vertically integrated business model with in-house manufacturing capabilities for mRNA manufacturing as well as vaccine formulation,” said Dr. Sierk Poetting, Chief Financial Officer and Chief Operating Officer at BioNTech.

The acquisition will accelerate BioNTech’s efforts to scale-up its commercial manufacturing capacity to produce its mRNA COVID-19 vaccine candidate BNT162. The BNT162 program includes five mRNA vaccine candidates currently in clinical testing in the United States, Europe, South America, and China. BioNTech and Pfizer are evaluating the lead candidate, BNT162b2, in a global Phase 3 trial.

The facility is expected to operate as one of the largest mRNA manufacturing sites in Europe alongside two of BioNTech’s existing GMP facilities which currently produce the COVID-19 vaccine candidates for clinical trials, and in addition to at least four Pfizer production sites in the United States and Europe. The Marburg facility is expected to start the production of mRNA and the LNP formulation for a COVID-19 vaccine in the first half of 2021, pending regulatory authorization or approval. BioNTech plans to manufacture additional therapeutic and vaccine drug candidates at the plant, such as other mRNA vaccine, antibody, and cell and gene therapy product candidates to support the development of its diversified cancer and infectious disease product pipeline. In addition, BioNTech intends to use the Marburg facility to contribute to the production of the COVID-19 vaccine for global supply, including to China, where it is partnered with Fosun Pharma, subject to regulatory authorization or approval.

The Marburg facility has a 100 years long tradition of innovation: the manufacturing site, named Behringwerke, was established in 1904 by Emil von Behring, who developed the antitoxin for Diphtheria and Tetanus. He used the award money he received with the Nobel Prize in Medicine in 1901 to finance the manufacturing site. Since its founding in 1904, the Behringwerke has been at the forefront of pharmaceutical and biologic innovation, including the production of vaccines, resulting in a highly established infrastructure.

BioNTech and Novartis anticipate completing the transaction in the fourth quarter of 2020, subject to regulatory approval and the satisfaction of certain other customary closing conditions.

A presentation about the announcement will be available here at 10 am CET.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant, Fosun Pharma, and Pfizer.

For more information, please visit www.BioNTech.de.

BioNTech’s Forward-Looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, BioNTech’s efforts to combat COVID-19; the collaborations between BioNTech and Pfizer and BioNTech and Fosun to develop a potential COVID-19 vaccine; the timing to close of the acquisition of the Marburg facility; the manufacturing capacity of the Marburg facility; the timeline for having the Marburg facility fully operational to produce BNT162; the ability of the Marburg facility to produce mRNA vaccine, antibody, and cell and gene therapy product candidates; the ability of BioNTech to supply the quantities of BNT162 to support clinical development and, if approved, market demand, including our production estimates for 2020 and 2021; and the timing of any potential regulatory submissions or receipt of any potential emergency use authorizations or approvals. Any forward-looking statements in this press release are based on BioNTech management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for COVID-19. For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F filed with the SEC on March 31, 2020, which is available on the SEC’s website www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

BioNTech Contacts

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513 or +49 (0)151 1978 1385

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de